SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04019421

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SEC MAIL RECEIVED PROCESSING APR 28 2004 WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/2003 (MM/DD/YY) AND ENDING 2/29/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradley Woods & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Cohen (203) 454-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Lieb Group LLP
(Name – *if individual, state last, first, middle name*)

880 Third Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 14 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel Ripp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradley Woods & Co., as of February 29, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified In New York County
Commission Expires July 30, 2006

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADLEY WOODS & CO.

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 29, 2004

BRADLEY WOODS & CO.

CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

STATEMENT OF FINANCIAL CONDITION 2

NOTES TO STATEMENT OF FINANCIAL CONDITION 3 - 4

THE LIEB GROUP LLP
ACCOUNTANTS & CONSULTANTS

880 THIRD AVENUE
NEW YORK, N. Y. 10022-4730

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Bradley Woods & Co.

We have audited the accompanying statement of financial condition of Bradley Woods & Co. as of February 29, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Bradley Woods & Co. as of February 29, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company's significant reduction in revenues raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Lieb Group LLP

New York, New York
April 20, 2004

BRADLEY WOODS & CO.

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 29, 2004

ASSETS

Cash and cash equivalents		$ 43,262
Due from broker		3,770
Securities owned, at market value		280
Other assets		11,540
TOTAL ASSETS		$ 58,852

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accrued expenses and other liabilities		$ 13,743
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value; authorized 200 shares; issued and outstanding 18.5263 shares; liquidation value $10,000	$185,263	
Common stock, no par value; authorized 200 shares; issued and outstanding 30 shares	20	
Deficit	(140,174)	
TOTAL STOCKHOLDERS' EQUITY		45,109
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 58,852

The accompanying notes are an integral part of this statement.

BRADLEY WOODS & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FEBRUARY 29, 2004

1. HISTORY AND ORGANIZATION:

Bradley Woods & Co. (a Corporation) is a member of the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Corporation records fee income, securities transactions and related income and expenses on a trade date basis.

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the results of operations.

Deferred income taxes result from timing differences in the recognization of revenues and expenses for income tax and financial reporting purposes. These timing differences arise principally from the filing of income tax returns on the cash basis of accounting.

3. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Corporation maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of February 29, 2004 the Corporation had net capital of $33,526 which exceeded requirements by $28,526.

4. COMMITMENTS:

The Company leases office space on a month to month basis for approximately $3,000 per month. The monthly rental is also subject to customary escalations for real estate taxes and building operating expenses.

5. CONCENTRATION OF CREDIT RISK:

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and due from broker.

The Company primarily places excess cash balances in money market accounts with high credit quality financial institutions, most of which are federally insured. The Company also invests in marketable securities, which management believes there is no significant risk of loss.

No credit risk exists at February 29, 2004 with respect to amount due from broker, since the receivable has been subsequently collected.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Management believes that the carrying amounts of financial instruments reported on the balance sheet approximate their fair value.

7. ESTIMATES:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. GOING CONCERN:

The revenues of the Company have decreased significantly. The management of the Company is developing plans to increase the revenues of the Company. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

BRADLEY WOODS & CO.

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL STRUCTURE REQUIRED

BY SEC RULE 17A-5

YEAR ENDED FEBRUARY 29, 2004

THE LIEB GROUP LLP
ACCOUNTANTS & CONSULTANTS

880 THIRD AVENUE
NEW YORK, N. Y. 10022-4730

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Stockholders of
Bradley Woods & Co.

In planning and performing our audit of the financial statements of Bradley Woods & Co. for the year ended February 29, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bradley Woods & Co. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 29, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

The Lieb Group LLP

New York, New York
April 20, 2004